

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2020

Hongdi Brian Gu
Vice Chairman and President
XPENG INC.
No. 8 Songgang Road, Changxing Street
Cencun, Tianhe District, Guangzhou
Guangdong 510640
People's Republic of China

>   **Re: XPENG INC.**
>   **Draft Registration Statement on Form F-1**
>   **Submitted June 2, 2020**
>   **CIK No. 0001810997**

Dear Mr. Gu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted June 2, 2020

Implications of Being a Foreign Private Issuer . . ., , page 6

1.   Please reconcile your disclosure here, page 61 and page 155 regarding whether you intend to follow your home country's corporate governance practice. If you do intend to follow your home country's practice, also revise your disclosure on page 61 to clarify on which of the "three exemptions" you intend to rely given that you list five exemptions.

Implications of Being an Emerging Growth Company, page 6

2.   Please provide us with supplemental copies of all written communications, as defined in

Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Risk Factors, page 14

3.   We note the disclosure on page 6 that you will be a "controlled company" upon completion of this offering. Though you do not currently intend to utilize the corporate governance exemptions available to you, please revise to disclose those exemptions and the related risks to investors.

4.   We note the different voting rights applicable to Class A and Class B shares. Please disclose the risk that your multi-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity. Please also tell us how you will determine whether more than 50 percent of its outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. See Securities Act Rules Compliance and Disclosure Interpretation Question 203.17.

The COVID-19 outbreak . . ., , page 19

5.   Please quantify the magnitude of the reduction in sales during your first quarter as a result of the outbreak. Please also expand to clarify whether the your suppliers are unable to provide you materials and, if so, the availability of alternative suppliers.

ADS holders may not be entitled to a jury trial . . ., , page 58

6.   Please revise to discuss whether the limitations on liability mentioned on page 169 and jury trial waiver provision apply if an ADS holder withdraws the ordinary shares from the depository. Please also revise to clarify the jurisdictional provision cited in this risk factor. Further, disclose that investors cannot waive compliance with the federal securities laws.

Capitalization, page 66

7.   It appears you have only considered your equity in the determination of your capitalization. Please note, your total capitalization table should also include your short and long term debt balances. Please modify your presentation accordingly and refer to Item 3.B of Form 20-F for guidance.

Dilution, page 67

8.   Please revise to clarify how the numbers and percentages in the table on page 68 would change, assuming the exercise of the options and warrants and acquisition of RSUs mentioned in the last paragraph on that page.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Commitments, page 87

9.   It appears you should expand your table of contractual obligations to include purchase
        commitments for good and services, obligations under you contract manufacturing
        arrangement and estimated interest expense on your debt obligations.   Please modify your
        disclosure accordingly.

Principal Shareholders, page 147

10.   Please identify each of the natural persons who have or share voting and/or dispositive
        powers or right to receive the economic benefit over the shares held by the entities listed
        in the table.

Registration Rights, page 163

11.   Please clarify whether the registration rights agreement is part of the shareholders
        agreement referenced here, or a separate agreement. If its a separate agreement, please
        file it as an exhibit. Please also revise to describe the nature and extent of the registration
        rights granted pursuant to the agreement.

Taxation, page 174

12.   If, as indicated by Exhibits 8.1, 8.2 and 8.3, the disclosure in this section represents the
        opinion of counsel, please revise to identify counsel, that the disclosure represents their
        opinion and clearly identify and articulate the opinion being rendered.

Underwriting, page 181

13.   Please tell us where in this section you describe the directed share and directed ADS
        program cross-referenced on pages 10 and 11.

Financial Statements
Summary of Significant Accounting Policies
Note (r) Revenue Recognition
Customer Upgrade Program, page F-28

14.   We note your disclosure for the optional trade-in right offered in your Customer Upgrade
        Program.   Please clarify for us and in your disclosure where applicable, the following
        items:
        •   Your disclosure indicates you are essentially providing a discount on a future
            purchase of a vehicle, but also repurchasing the original model vehicle.   Please
            provide additional details of the exact terms of your trade-in program. It is unclear
            how your program results in a sales discount.
        •   Please clarify if your repurchase of the original G3 2019 model is at a fixed pre-
            determined price (guaranteed trade-in value) or if the vehicles will be repurchased at

Hongdi Brian Gu
XPENG INC.
June 29, 2020
Page 4

      fair market value.
- Please tell us how you considered whether or not the contract modification for your trade-in program represented a conversion to a lease agreement for those customers who have elected the trade-in option.

Exhibits

15.   Please file as an exhibit the lock-up agreement mentioned on page 172.

    You may contact Kevin Stertzel at (202) 551-3723 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Manufacturing

cc: Kevin P. Kennedy